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                                                                    EXHIBIT 99.G

             Filings Under the Public Utility Holding Company Act of

                            1935, as amended ("Act")



                       SECURITIES AND EXCHANGE COMMISSION

                                 June ___, 2002

     Notice is hereby given that the following filing(s) has/have been made with the commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by June __, 2002, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After June __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     SCANA Corporation ("SCANA"), a South Carolina corporation and holding company registered under the Act, SCANA Resources, Inc. ("SCANA Resources"), South Carolina Electric & Gas Company ("SCE&G"), Public Service Company of North Carolina ("PSNC"), SCANA Energy Marketing, Inc. ("Energy Marketing"), SCANA Services, Inc. ("SCANA Services" and collectively, the "Applicants") each located at 1426 Main Street, Columbia, South Carolina 29201 filed an application-declaration under Section 9(a), 10 and 11 of the Act and Rules 54, 90 and 91 under the Act (the "Application/Declaration").

     Applicants seek authorization and approval of the Commission for SCANA Resources to expand its service to residential customers to provide bill payment protection.

     SCE&G, a South Carolina corporation and wholly-owned subsidiary of SCANA, is a regulated public utility company engaged in the generation, transmission, distribution and sale of electricity to nearly 540,000 retail and wholesale customers and in the purchase and sale of natural gas to approximately 267,000 retail customers central and southern South Carolina.

     PSNC, a South Carolina corporation and wholly-owned subsidiary of SCANA, is a regulated public utility company engaged in the transport, distribution and sale of natural gas to approximately 370,000 customers in 95 cities and communities in the north, central, Piedmont and western area of North Carolina.

     SCANA Resources is a South Carolina corporation and wholly-owned subsidiary of SCANA. SCANA Resources conducts energy-related businesses and provides energy-related


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                                                                    EXHIBIT 99.G


services such as the development of remote electric and gas meter reading technology; the development of efficient gas heating and cooling equipment; the offerings via e-commerce of gas and electricity to commercial customers in selected markets; the offering of commercial, energy efficient lighting installation; and the installation and maintenance of standby, electric generators for fiber optic systems.

     SCANA Services, a South Carolina corporation and wholly-owned subsidiary of SCANA, provides administrative, management and other services to the subsidiaries and business units within the SCANA system.

     Energy Marketing, a South Carolina corporation and wholly-owned subsidiary of SCANA, markets electricity, natural gas and other light hydrocarbons primarily in the southeastern United States, Energy Marketing also provides energy-related risk management services to products and customers. Through its SCANA Energy division, Energy Marketing markets natural gas in Georgia's deregulated retail natural gas market.

     Applicants state that SCANA Resources has provided various services related to the energy industry for several years and that in the order approving the merger between SCANA and PSNC(1), the Commission agreed that the businesses conducted by SCANA Resources, in accordance with prior Commission precedent, are retainable.

     SCANA Resources now desires to develop a new energy-related service and provide bill payment protection to customers including customers of SCE&G, PSNC and Energy Marketing in North Carolina, South Carolina and Georgia. SCANA Resources is planning to offer to its customers insurance covering their monthly electric and/or gas bills, including bills from SCE&G, PSNC and Energy Marketing, up to $250 a month for up to six months should the customer become unemployed or twelve months should the customer become disabled. Monthly benefits will be paid directly to the customer who may use the funds to pay bills from SCE&G, PSNC and Energy Marketing. The customer is also insured in the event of accidental death in the amount of $10,000. SCANA Resources expects to provide such service through a contractual agreement with a third party, unaffiliated licensed insurance company. Customers will be required to pay a fixed monthly fee for the bill payment protection that will be assessed with their monthly utility bill. The utility (including SCE&G, PSNC or Energy Marketing) will collect the premium and remit it to SCANA Resources. SCANA Resources in turn will remit the premiums to the insurance company, less SCANA Resources' fee.

     Applicants state that certain aspects of the services may be administered by SCANA Services and that all intercompany services that are subject to Rules 80 through 95 under the Act will be provided in accordance with Rules 90 and 91 under the Act.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.

     [______________]

     [Deputy]       Secretary


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     (1) SCANA Corporation, Public Utility Holding Co. Act Release No. 27133
(Feb. 9, 2000) (the "Merger Order").